DLA Piper LLP (US) One Atlantic Center 1201 West Peachtree Street Suite 2900 Atlanta, Georgia 30309-3449 www.dlapiper.com Tanya L. Boyle tanya.boyle@us.dlapiper.com T 404.736.7863 F 404.682.7863

July 31, 2025

VIA EDGAR

Securities and Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sardis Credit Opportunities Fund; File Nos: 333-286563 and 811-23962

Ladies and Gentlemen:

On behalf of Sardis Credit Opportunities Fund (the “Trust”), we hereby electronically file pre-effective amendment 1 to its Registration Statement on Form N-2 (the “Amendment”). The Amendment is being filed for the purpose of responding to comments from the staff on its Registration Statement on Form N-2 filed on April 14, 2025 and other minor and conforming changes.

If you have any questions concerning this filing, please contact Tanya Boyle at 404-736-7863.

Sincerely,

/s/ DLA Piper LLP
DLA Piper LLP